April 20, 2012

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:    SEC Letter dated April 11, 2012
Re:     Form 10-K for the fiscal year ended December 31, 2011 filed February 27, 2012
Definitive Proxy Statement on Schedule 14A filed February 27, 2012
File No. 1-35419

Dear Mr. Decker:

Thank you for your recent letter providing comments on the disclosures contained in the captioned SEC filings. We appreciate your input and trust that you will find this letter responsive. Our responses follow and are presented in the order found in your letter.

Kaman Corporation Form 10-K for the Year Ended December 31, 2011 Filed February 27, 2012

Legal Proceedings, page 16

SEC Comment: 1. You disclose that you do not expect that the resolution of these matters would have a material adverse effect on your consolidated financial position. In future filings, please revise your discussion to address the expected effect on your results of operations and cash flows, as well.

Company Response: The Company does not expect that the resolution of these matters would have a material adverse effect on our consolidated financial position, results of operation or cash flows. In future filings, we will expand our discussions to address the expected effect on our results of operations and cash flows.

Management's Discussion and Analysis of Financial Condition and Results…., page 21

Overview of Business, page 21

SEC Comment: 2. You disclosed that at various times during 2011, you experienced problems during acceptance testing of fuzes produced for your Joint Programmable Fuze program. You also indicated that you resumed acceptance testing in January. Please tell us how your resumed acceptance testing went and what consideration you gave to including additional disclosure regarding the matter in your upcoming Form 10-Q.

Company Response: The Company resumed acceptance testing in January with 1,185 units passing acceptance testing in January; 1,178 units in February; and 2,059 units in March. In mid March, we experienced acceptance test failures that caused production interruptions, which are currently under evaluation with our customer. At this time, we anticipate resuming acceptance testing in late April or early May.

Management considers all factors in drafting our upcoming disclosures, including the results of the root cause analysis and the timing of when we return to acceptance testing and the effect it could have on our statement of operations and cash flows in the foreseeable future, if any. Based on our current understanding of the potential root causes, which are still being investigated, we intend to include the following in our disclosures in our first quarter Form 10-Q:

•	that we continued to experience production interruptions caused by acceptance test failures;

Mr. Rufus Decker
April 20, 2012

•	when we returned to (or expect to return to) acceptance testing;

•	4,422 fuzes passed acceptance testing during the first quarter, which fell short of our goal of 5,000 fuzes;

•	the number of fuzes that passed acceptance testing subsequent to the quarter end through the date of the filing, if applicable;

•	that management does not anticipate any impact to our full year outlook disclosed in our December 31, 2011 SEC Form 10-K;

•	we have $140.7 million in backlog as of the end of the first quarter that is scheduled to be delivered into 2014; and

•	we continue to exceed our customer's requirements for field reliability.

If the final results of our root cause analysis indicate a different outcome, our disclosures will be revised accordingly.

Critical Accounting Estimates, page 38

Goodwill and Other Intangible Assets, page 41

SEC Comment: 3. We note your disclosures regarding policy for goodwill and other intangible assets. In the interest of providing readers with a better insight into management's judgments in accounting for goodwill, please disclose the following in future filings:

•
You indicate that you test goodwill for impairment at the reporting unit level. Please identify the reporting unit(s) to which goodwill applies and indicate whether your reporting units are components of an operating segment. Please identify your components and indicate which operating segment they below {sic} to. Please also clarify whether or not you are aggregating components;

•
Please identify the qualitative factors assessed to determine whether events or circumstances lead to the conclusion that it is necessary to perform the two-step goodwill impairment test currently required under ASC 350;

•	Please identify the other component for which you had to do the two-step impairment test and quantify the corresponding goodwill at risk; and

•	Please revise your disclosure to clarify, if true, that the fair value of each of your reporting units substantially exceeds their carrying value.

In any event, if any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results, in future filings please provide the following disclosures for each of these reporting units:

•	Identify the reporting unit;

•	The percentage by which fair value exceeds the carrying value as of the most-recent step one test;

•	The amount of goodwill;

•	A description of the assumptions that drive the estimated fair value;

•
A discussion of the uncertainty associated with the key assumptions. For example, assuming you use a discounted cash flow model, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and

•	A discussion of any potential events and/or circumstances that could have a negative effect on the estimated fair value.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance. Please show us supplementally what your revised disclosure will look like.

Company Response: We will expand our disclosures in future filings to include the additional information you requested. The following is a representation of the revised disclosure we will include in our future filings, if applicable:

“Goodwill and Other Intangible Assets

Methodology

Goodwill and certain intangible assets that have indefinite lives are evaluated at least annually for impairment. All intangible assets are also reviewed for possible impairment whenever changes in conditions indicate that their carrying value may not be recoverable. The annual evaluation is generally performed during the fourth quarter, using forecast information.

Mr. Rufus Decker
April 20, 2012

In accordance with generally accepted accounting principles, we test goodwill for impairment at the reporting unit level. The identification and measurement of goodwill impairment involves the estimation of fair value of the reporting unit as compared to its carrying value. In the Industrial Distribution segment, this testing is conducted at the segment level as no components represent reporting units. In the Aerospace segment, testing is conducted at a level one level below the segment level, and components are not aggregated for purposes of goodwill testing.

The carrying value of goodwill as of December 31, 20XX was $XX.X million and $YY.Y million for the Industrial Distribution and Aerospace segments, respectively. The specific reporting units contributing to the total Aerospace goodwill balance were as follows: KPP-Orlando, $XX.X million; RWG, $XX.X million; Global Aerosystems, $XX.X million; and UK Composites, $XX.X million. See Note 9, Goodwill and Other Intangible Assets, Net, in the Notes to Consolidated Financial Statements for additional information regarding these assets. The carrying value of other intangible assets as of December 31, 20XX was $XX.X million and $YY.Y million for the Industrial Distribution and Aerospace segments, respectively.

Judgment and Uncertainties

In determining whether events or circumstances indicated it was necessary to perform the two-step goodwill impairment test required under ASC 350, Intangibles - Goodwill and Other, management considered the following qualitative factors: general economic conditions in the markets served by the reporting units carrying goodwill, relevant industry-specific performance statistics, changes in the carrying value of the individual reporting units, and assumptions used in the most recent fair value calculation, including forecasted results of operations, the weighted average cost of capital and recent transaction multiples.

The results of management's assessment indicated that we were required to complete the two-step test for “Reporting Unit A”. In all other cases evidence suggested that the fair value of the reporting units substantially exceeded their carrying value.

Management estimated the fair value of “Reporting Unit A” using an income methodology based on management's estimates of forecasted cash flows, with those cash flows discounted to present value using rates commensurate with the risks of those cash flows. In addition, management used a market-based valuation method involving analysis of market multiples of revenues and earnings before interest, taxes, depreciation and amortization (“EBITDA”) for (i) a group of comparable public companies and (ii) recent transactions, if any, involving comparable companies. Assumptions used by management were similar to those that would be used by market participants performing valuations of our reporting units.

In performing our test we used an assumed terminal growth rate of X.X%. The discount rate utilized to reflect the risk and uncertainty in the financial markets and specifically in our internally developed earnings projections was XX.X%. Changes in these estimates and assumptions could materially affect the results of our test for goodwill impairment.

Effect if Actual Results Differ From Assumptions

For the reporting units subject to the two-step goodwill test, management performed a sensitivity analysis relative to the discount rate and growth rate selected.

“Reporting Unit A” has a goodwill balance of $XX.X million. We performed the step-one test for this unit and the percentage by which the fair value exceeds the carrying value is XX.X%. A decrease of 1% in our terminal growth rate or an increase of 1% in our discount rate would result in a fair value calculation less than the carrying value for “Reporting Unit A”. Additionally, a 10% decrease in the fair value of this reporting unit also would have resulted in a fair value calculation less than the carrying value. As with all assumptions, there is an inherent level of uncertainty and actual results that are different could have a material impact on our fair value. For example, historical multiples for similar type reporting units could deteriorate due to changes in technology or a downturn in economic conditions. A reduction in customer demand would impact our assumed growth rate resulting in a reduced fair value. Potential events or circumstances could have a negative effect on the estimated fair value. The loss of a major customer or program would have a significant impact on the future cash flows of the reporting unit. Advances in technology by our competitors could result in our products becoming obsolete.

Mr. Rufus Decker
April 20, 2012

[A paragraph similar in form and content to the above will be included for each reporting unit where a goodwill test is performed.]

We do not currently believe there is a reasonable likelihood that there will be a material change in estimates or assumptions used to test goodwill and other intangible assets for impairment losses. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to an impairment charge that could be material.”

Financial Statements

9. Goodwill and Other Intangible Assets, Net, page 71

Other Intangibles, page 72

SEC Comment: 4. You disclose that your customer lists/relationships are being amortized over eight to twenty-one years. With reference to ASC 350-30-35-1 through 5, please identify the nature of the customer lists/relationships for which you determined their useful lives to be twenty-one years. Please also provide us with a breakdown of the total amount of customer relationships intangible assets recorded by amortization period.

Company Response: Customer lists/relationships for which we have determined useful lives to be twenty-one years relate to aerospace military and commercial programs having 40-year life cycles. With the help of an independent valuation firm, we used industry specific assumptions to determine the amortization period for the customer lists/relationships intangible assets. We use program life cycles for military and commercial programs for aerospace acquisitions. The program life cycle has two components, the production phase and the after market phase. The production phase is the time that the aircraft continues to be in production by the manufacturer. Military aircraft tend to have shorter production phase life cycles than commercial aircraft. The after market phase begins at the time when the manufacturer ceases new production up until the airframe is completely retired. Military aircraft tend to have longer after market phase life cycles than commercial aircraft. Based on our analysis, the average life cycle of military programs is 40 years with a 22-year production phase and an 18-year after market phase. The average life cycle of commercial programs is also 40 years with a 25-year production phase and a 15-year after market phase.

A breakdown of customer relationships intangible assets by amortization period is shown below. Please note that our disclosure inadvertently indicated the low end of the range at 8 years, we will update our future disclosures to indicate the low end of the range is 7 years. The following table identifies the total amount of customer relationships intangible assets recorded by amortization period (in thousands):

Amortization Period	Amount
21 years	$37,356
15 years	6,573
12 years	25,723
10 years	4,005
8 years	5,690
7 years	170
Total	$79,517

11. Debt, page 74

Convertible Notes, page 76

SEC Comment: 5. You disclosed that because the embedded conversion option is indexed to your own stock and would be classified in shareholders' equity, it does not meet the criterion that would require separate accounting as a derivative instrument. Given that your conversion rate is subject to adjustment in certain circumstances, please tell us how you determined that your embedded conversion feature is indexed to your own stock and would be classified in stockholders' equity. Please provide us with a comprehensive analysis pursuant to ASC 815-40-25.

Mr. Rufus Decker
April 20, 2012

Company Response: We reviewed the requirements under ASC 815-40 in making the determination that the embedded conversion feature of the Convertible Notes (“Notes”) is (a) indexed to our own stock and (b) would be classified in stockholders' equity. Below please find our comprehensive analysis of ASC 815-40 that we prepared at the time of the transaction in order to make this determination.

ASC 815-40 Analysis

(a) Is the instrument indexed to its own stock?

Per ASC 815-40-15-7, an entity shall evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock using the following two-step approach:

Step 1: Evaluate the instrument's contingent exercise provisions, if any.

Step 2: Evaluate the instrument's settlement provisions.

Under Step 1 of ASC 815-40-15-7, exercise contingencies will not prevent an instrument from being considered indexed to the entity's own stock, as long as the contingencies are not based on:

a.	An observable market, other than the market for the issuer's stock (if applicable), or

b.	An observable index, other than those calculated or measured solely by reference to the issuer's own operations (for example, sales revenue, EBITDA, net income, or total equity).

Provided that Step 1 ASC 815-40-15-7 above does not preclude the contract from being considered indexed to the Company's own stock, the evaluation proceeds to Step 2.

Under Step 2 of ASC 815-40-15-7, an instrument is considered indexed to the Company's own stock if the settlement amount will equal the difference between the fair value of a fixed number of shares and the fixed monetary amount of debt. An instrument will still be considered indexed to the Company's own stock if any adjustments to the settlement amount are standard inputs to the fair value of a “fixed-for-fixed” forward or option contract on equity shares. However, if the strike price or amount of shares can be adjusted by extraneous factors to pricing a fixed-for-fixed option or forward contract on equity shares, the instrument would not be considered indexed to the Company's own stock.

Management's Evaluation of Step 1 (Exercise Contingencies) Analysis:

The Notes can be exercised prior to April 15, 2014 only upon the occurrence of certain contingencies. The following contingencies were analyzed under Step 1:

•	The Company's share price exceeds 130% of the conversion price during a specified period.

Share Price Trigger: The contingency is tied to the market for the Company's own stock, which is allowable under Step 1.

•	The trading price of the Notes during a specified period is less than 98% of their if-converted value ("Bond Parity").

Bond Parity: The contingency is tied to the market for the Company's own stock and its own convertible debt. The Company reviewed Example 19 of ASC 815-40-55-45 which illustrates a similar feature that is allowable under Step 1.

•	The occurrence of specified corporate transactions.

Corporate Transactions: This is not an observable market or index, and is therefore allowable under Step 1.

The contingencies meet the criteria of Step 1; proceed to Step 2.

Mr. Rufus Decker
April 20, 2012

Management's Evaluation of Step 2 (Settlement Provisions) Analysis:

The Company reviewed the adjustments to the conversion option of the Notes as part of its analysis of Step 2 of ASC 815-40-15-7

•	Anti-dilution Provisions

◦	Adjustment for stock dividends

◦	Adjustment for the issuance of any rights or warrants to common stockholders to subscribe for or purchase shares of the Company's common stock at a price per share below the sales price of the stock.

◦
Adjustment for the distribution of shares of capital stock evidences of the Company's indebtedness, other assets or property, or rights or warrants to acquire the Company's capital stock to all or substantially all holders of the Company's common stock.

◦
Adjustment for any cash dividend or distribution to all or substantially all holders of the Company's common stock, other than a regular quarterly dividend that does not exceed $0.14 per share of common stock.

◦
Adjustment if the Company or any of its subsidiaries makes a tender offer or exchange offer for the Company's common stock, to the extent that the cash and value of any consideration included in the payment per share of common stock exceeds the last reported sales price.

•	Board Determination

◦
Board of Directors determines an increase to the conversion rate is in the holder's best interest, including reasons that would avoid or reduce taxes. Since the determination can only increase the conversion rate it is in the best interest of the holders of the Notes as well.

•	Make-Whole Provision

◦	The make-whole provision provides additional shares upon the occurrence of a Make-Whole Fundamental Change.

ASC 815-40 clarifies that certain anti-dilutive adjustments (such as those described above) are generally considered to be an input into the pricing of a fixed-for-fixed equity instrument, and as such should not preclude the instrument from being indexed to the Company's own stock. Based on the guidance in Example ASC 815-40-55-43, the Company determined that the adjustments related to dilutive events are consistent with those allowed.

The provision that allows for adjustment based on the action of the Board of Directors appears to be akin to those mentioned in paragraph ASC 815-40-15-7H. Specifically, a provision that permits the Company to unilaterally increase the conversion rate where such a modification would be in the best interest of the investors will not affect the determination of whether an embedded feature is considered indexed to an entity's own stock.

The make-whole provision is based on only the two variables of time and the Company's stock price in the event of a Make-Whole Fundamental Change. The make-whole provision makes up for the lost time value of the Notes in the event of a Fundamental Change. Because time and the Company's own stock price are both inputs in a fixed-for-fixed calculation, they are allowable under ASC 815-40. See Example 18, which states, "The number of make-whole shares is determined based on a table with axes of stock price and time, which would both be inputs in a fair value measurement of a fixed-for-fixed option on equity shares." There is no leverage in the make-whole table as the only non-stock price variable is time as discussed above.

Management's Conclusion
Based on the above analysis, the conversion option should be considered indexed to the Company's own stock under ASC 815-40. The conversion option must then be assessed to determine whether or not it would be classified within stockholders' equity.

Mr. Rufus Decker
April 20, 2012

(b) Would the instrument be classified in Stockholders' Equity?

The Company performed an analysis to determine that the conversion option meets the necessary requirements to receive equity treatment per ASC 815-40-25. ASC 815-40-25-39 states "the requirements of paragraphs ASC 815-40-25-7 through 25-35 and paragraphs ASC 815-40-55-2 through 55-6 do not apply if the hybrid contract is a 'conventional' convertible debt instrument." Upon conversion, the company will settle the accreted value (principal amount) of the notes in cash. As such the Notes will not meet the definition of “conventional” convertible debt. Therefore, the additional provisions must be assessed. If all the criteria have been satisfied and, the conversion option, if freestanding, would be classified in stockholders' equity under ASC 815-40, the conversion option would meet the second condition in ASC 815-10-15-74.

ASC 815-40 Provisions	Contract Terms	Conclusion
1. The contracts cannot include ANY provisions that could require net-cash settlement, other than if the cash payment is only required upon the final liquidation of the Company.
The convertible debt allows the Company to elect to deliver all shares, cash or any combination. Therefore, there is no requirement to deliver cash for the conversion option payment. The convertible debt make-whole table is part of the conversion option. The table, like the normal conversion option, allows the Company to elect to deliver all shares, cash or any combination. Therefore, there is no requirement to deliver cash for the conversion option payment.
Management Conclusion: This criterion is satisfied.
2. The contract must permit the Company to settle in unregistered shares.
Yes, the convertible debt allows the company (for both normal conversion and make-whole table) to deliver unregistered shares upon conversion. (No registration statement is required upon such conversion)
Management Conclusion: This criterion is satisfied.
3. The Company must have sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

The maximum number of shares issuable under the convertible debt agreement is 4.4 million. The Company has 13.3 million shares authorized and unissued. Note that all of the Company's share commitments, including share based compensation related commitments, have been considered in this analysis.
Management Conclusion: This criterion is satisfied.
4. The contract contains an explicit limit on the number of shares to be delivered in a share settlement.	Yes, the convertible bond limits the amount due upon conversion, subject to anti-dilution adjustments which are within the Company's control.	Management Conclusion: This criterion is satisfied.
5. There are no required cash payments to the counterparty in the event the Company fails to make timely filings with the SEC.
The conversion option (and conversion upon make-whole) has no such requirement. The convertible debt has a step-up coupon (additional interest) paid solely to bond holders (and not holders who convert into shares) for non-timely filing, but this solely relates to the debt host and not the conversion option.
Management Conclusion: This criterion is satisfied.
6. There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled "top-off" or "make-whole" provisions).
	The convertible debt and make-whole table has no such provision.	Management Conclusion: This criterion is satisfied.
7. The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for shares.
Yes, the conversion option (and make-whole shares owed, if any) only settles in cash (by requirement as opposed the Company's election) upon a cash merger when the merger consideration is part cash and shareholders are receiving such cash portion also.
Management Conclusion: This criterion is satisfied.

Mr. Rufus Decker
April 20, 2012

ASC 815-40 Provisions	Contract Terms	Conclusion
8. There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.
The conversion option (and make-whole) has no creditor rights. The only creditor rights that exist are for the debt host (principal and interest) and no such rights exist for the conversion option payment.
Management Conclusion: This criterion is satisfied.
9. There is no requirement in the contract to post collateral at any point or for any reason.	There is no requirement by the Company to post collateral under the conversion option or make-whole table.	Management Conclusion: This criterion is satisfied.

Management's Conclusion
The conversion option is considered equity under ASC 815-40.

Management's Overall Conclusion
In summary, the Company believes that the conversion option meets the scope exception in paragraph ASC 815-10-15-74 because it is indexed to the Company's own stock under ASC 815-40 and classified in stockholders' equity under ASC 815-40. Thus, the conversion option does not meet the criterion in paragraph ASC 815-15-25-1 and does not require separate accounting as a derivative.

SEC Comment: 6. We note that your note payable as the date of issuance was bifurcated into the debt component and the equity component. You have also disclosed the carrying amount of the equity component and the principal amount of the liability component, the unamortized discount, and the net carrying amounts as of December 31, 2011 and 2010. Please tell us what consideration you gave to providing the disclosures required by ASC 470-20-50-5 including but not limited to 1) the number of shares on which the aggregate consideration to be delivered upon conversion is determined and 2) the amount by which the instrument's if converted value exceeds its principal amount, regardless of whether the debt instrument is currently convertible. Please show us supplementally what your revised disclosure will look like.

Company Response: We reviewed the requirements of ASC 470-20-50 including the specific requirements of ASC 470-20-50-5 and concluded that we did not fully address the disclosure requirements, specifically related to the number of shares on which the aggregate consideration to be delivered upon conversion is determined and the amount by which the instrument's “if converted value” exceeds its principal amount, regardless of whether the debt instrument is currently convertible.

In future filings, we will include all of the items required by ASC 470-20-50-5. Our disclosure will be modified to include the following additional disclosures which have been italicized and underlined below:

“Convertible Notes

In November 2010, the Company issued convertible unsecured notes due on November 15, 2017, in the aggregate principal amount of $115.0 million in a private placement offering (the "Convertible Notes"). These notes bear 3.25% interest per annum on the principal amount, payable semiannually in arrears on May 15 and November 15 of each year, beginning on May 15, 2011. Proceeds from the offering were $111.0 million, net of fees and expenses which were capitalized. The proceeds were used to repay $62.2 million of borrowings outstanding on the Company's Revolving Credit Agreement, make a $25.0 million voluntary contribution to the Qualified Pension Plan and pay $13.2 million for the purchase of call options related to the convertible note offering. See below for further discussion of the call options.

The Convertible Notes will mature on November 15, 2017, unless earlier redeemed, repurchased by the Company or converted, and are convertible into cash and, at the Company's election, shares of our common stock based on an initial conversion rate, subject to adjustment, in certain circumstances. The conversion rate will be subject to adjustment in certain circumstances, but will not be adjusted for accrued and unpaid interest. Upon conversion, the Company will pay cash up to the aggregate principal amount of the notes and pay or deliver cash, shares of its common stock or a combination of cash and shares of its common stock, at its election with respect to any remaining amounts due. Prior to May 15, 2017, the notes are convertible only in the following circumstances: (1) during any fiscal quarter commencing after April 1, 2011 and only during any such fiscal quarter, if the last reported sale price of our common stock was greater than or equal to 130% of the applicable conversion price for at least 20 trading days (whether or not consecutive) during the 30 consecutive trading days ending on the last trading day of the previous

Mr. Rufus Decker
April 20, 2012

fiscal quarter, (2) upon the occurrence of specified corporate transactions, or (3) during the five consecutive business-day period following any five consecutive trading-day period in which, for each day of that period, the trading price for the notes was less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate on such trading day. On and after May 15, 2017 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert their notes at any time, regardless of the foregoing circumstances. Upon a change in control or termination of trading, holders of the notes may require us to repurchase all or a portion of their notes for cash at a repurchase price equal to 100% of the principal amount, plus any accrued and unpaid interest.

Because the embedded conversion option is indexed to the Company's own stock and would be classified in shareholders' equity, it does not meet the criterion under FASB Accounting Standards Codification (“ASC”) 815 Derivatives and Hedging ("ASC 815") that would require separate accounting as a derivative instrument.

In connection with the offering, we entered into convertible note hedge transactions with affiliates of the initial purchasers. These transactions are intended to reduce the potential dilution to our Company's shareholders upon any future conversion of the notes. The call options, which cost an aggregate $13.2 million, were recorded as a reduction of additional paid-in capital. The Company also entered into warrant transactions concurrently with the offering, pursuant to which we sold warrants to acquire up to approximately 3.4 million shares of our common stock to the same counterparties that entered into the convertible note hedge transactions. Proceeds received from the issuance of the warrants totaled approximately $1.9 million and were recorded as an addition to additional paid-in capital. The convertible note hedge and warrant transactions effectively increased the conversion price of the convertible notes.

During 2011, the Company increased the dividend paid to its shareholders. This resulted in an adjustment to the conversion rate for the convertible notes. The following table illustrates the conversion rate at each date:

	December 31, 2011	December 31, 2010
Convertible Notes
Conversion Rate per $1,000 principal amount	29.4923	29.4499
Conversion Price	$33.91	$33.96
Contingent Conversion Price	$44.08	$44.15
Aggregate shares to be issued upon conversion	3,391,615	3,386,379
Warrants
Warrant Price	$44.34	$44.40

ASC 815 provides that contracts are initially classified as equity if (1) the contract requires physical settlement or net-share settlement, or (2) the contract gives the company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement). The settlement terms of our purchased call options and sold warrant contracts require net-share settlement. Based on the guidance in ASC 815, the purchased call option contracts were recorded as a reduction of equity and the warrants were recorded as an addition to equity as of the trade date. ASC 815 states that a reporting entity shall not consider contracts to be derivative instruments if the contract issued or held by the reporting entity is both indexed to its own stock and classified in shareholders' equity in its Consolidated Balance Sheet. The Company concluded the purchased call option contracts and the warrant contracts should be accounted for in shareholders' equity.

ASC 470-20 Debt with Conversion and Other Options (“ASC 470-20”), clarifies the accounting for convertible debt instruments that may be settled in cash upon conversion, including partial cash settlement. ASC 470-20 specifies that an issuer of such instruments should separately account for the liability and equity components of the instruments in a manner that reflects the issuer's non-convertible debt borrowing rate which interest costs are to be recognized in subsequent periods. The note payable principal balance at the date of issuance of $115.0 million was bifurcated into the debt component of $101.7 million and the equity component of $13.3 million. The difference between the note payable principal balance and the value of the debt component is being accreted to interest expense over the term of the notes. The debt component was recognized at the present value of associated cash flows discounted using a 5.25% discount rate, the Company's borrowing rate at the date of issuance for a similar debt instrument without a conversion feature. The Company incurred $3.6 million of debt issuance costs in connection with the sale of the Convertible Notes, of which $0.5 million was recorded as an offset to additional paid-in capital. The balance, $3.1 million, is being amortized over the term of the notes.

Mr. Rufus Decker
April 20, 2012

The carrying amount of the equity component and the principal amount of the liability component, the unamortized discount, and the net carrying amount are as follows:

	December 31, 2011	December 31, 2010
In thousands
Principal amount of liability	$115,000	$115,000
Unamortized discount	11,478	13,157
Carrying value of liability	$126,478	$128,157

Equity component	$13,329	$13,329

As of December 31, 2011, the "if converted value" does not exceed the principal amount of the Notes since the closing sales price of the Company's Common Stock was less than the conversion price of the Notes.

Interest expense associated with the Convertible Notes consisted of the following:

	For the year ended December 31,
	2011	2010
In thousands
Contractual coupon rate of interest	$3,737	$401
Accretion of convertible notes discount	1,679	172
Interest expense - convertible notes	$5,416	$573

The effective interest yield of the convertible debt due in 2017 is 5.25% at December 31, 2011 and the cash coupon interest rate is 3.25%.”

Kaman Corporation Definitive Proxy Statement on Schedule 14A Filed February 27, 2012

Executive Compensation, page 16

Compensation Discussion and Analysis, page 16

Annual Cash Incentives, page 25

2011 Individual Performance, page 27

SEC Comment: 7. Regarding Mr. Keating's individual performance, with a view towards future disclosure, please tell us whether the committee and the board established quantifiable metrics with respect to his “specific measurable written goals”, and how the level of achievement of these goals was determined. Otherwise, please ensure that your disclosure identifies the specific contributions made by Mr. Keating and contextualize those achievements for purposes of demonstrating how they resulted in specific compensation decisions. Refer to Item 402(b)(2)(vii) of Regulation S-K. Your disclosure should provide insight of how qualitative inputs are translated into objective pay determinations. Please address this comment also with respect to disclosure regarding Messrs. {sic} Denninger's and Clark's individual performance, identifying among other things, the level of achievement for each of their material individual performance goals.

Mr. Rufus Decker
April 20, 2012

Company's Response: We believe that we have complied with the requirements of section 402(b)(2)(vii) of Regulation S-K by describing in the proxy statement how specific forms of compensation are structured and implemented to reflect the named executive officers' individual performance or contributions to Kaman Corporation's overall performance, including the elements of the individual performance or contributions that were taken into account. However, in future filings, we will enhance our disclosures to provide more details about the measurement of the individual performance objectives and more fully explain the review, evaluation and scoring processes as described below, to the extent that individual performance objectives continue to be utilized.

Mr. Keating's Goals: The Corporate Governance Committee and the Board of Directors approved Mr. Keating's 2011 goals and established metrics to evaluate their achievement during the first 90 days of 2011. Mr. Keating's goals were both quantitative and qualitative in nature as described herein.

The Corporate Governance Committee evaluated whether Mr. Keating's objectives were achieved, and this evaluation was provided to the entire Board of Directors for review. The Personnel and Compensation Committee assessed the Corporate Governance Committee's evaluation, formulated its own conclusions about the degree of successful completion of Mr. Keating's goals and then made a recommendation to the Board regarding Mr. Keating's overall level of goal achievement.

As part of the Personnel and Compensation Committee's assessment and recommendation related to Mr. Keating's individual performance and contributions, the Committee assigned an overall goal rating based on a scale of 0 to 5. A minimum goal rating of 3 must be achieved to receive any additional award. An overall goal rating of 5 would earn an additional 10% of the target award. A goal rating of 4 would earn an additional 8% of the target award. A goal rating of 3 would earn an additional 5% of the target award. No additional award would be earned for a goal rating of 2 or less. The Personnel and Compensation Committee recommended and the Board approved a goal rating of 4 for Mr. Keating in 2011 based on his achieving 6 out of the 7 established goals. As a result, Mr. Keating received an additional 8% of the target award.

The following describes Mr. Keating's specific individuals goals for 2011, the respective metrics used to evaluate achievement of such goals, and the Board's determination whether a particular goal was achieved:

Goal: Achieve Profit Plan
Metric: The goal is achieved if the company's actual profitability equaled or exceeded planned operating earnings, planned earnings per share and planned return on investment. The profit plan for these items is reviewed and approved annually by the Finance Committee and the Board of Directors.
Board Determination: Goal achieved

Goal: Achieve Free Cash Flow Per Profit Plan
Metric: The goal is achieved if the company's actual free cash flow equaled or exceeded planned free cash flow.
Board Determination: Goal achieved

Goal: Organizational Development / Succession Planning
This goal related to maintaining and strengthening the comprehensive organizational development process implemented in 2010 to maximize the potential of our management employees and to meet longer-term succession planning needs.
Metric: Measuring goal achievement was largely qualitative based on the Board's satisfaction with the robustness of the organizational development process and the progress of the Kaman Leadership Program, the Executive Succession Planning sessions and the Aerospace group's broad-based program management and supply chain management training programs.
Board Determination: Goal achieved

Goal: Strategic Goal Deployment Process - This goal related to the deployment of the Kaman Goal Achievement Process across all operating units within the Aerospace and Industrial Distribution business segments, which included adding planning, monitoring, reporting and performance management systems.
Metric: The Board measured goal achievement qualitatively by evaluating the degree of implementation of the Kaman Goal Achievement Process across the organization.
Board Determination: Goal achieved

Mr. Rufus Decker
April 20, 2012

Goal: Corporate Strategy - The focus of this goal was to refine the strategic plans for the Aerospace and Industrial Distribution business segments in furtherance of the 2014 long-term strategic goals. An additional focus was to implement mid-year reviews for the Board into the 2011 meeting schedule.
Metric: The Board measured goal achievement qualitatively by evaluating the degree to which the strategic plan presentations were refined to focus upon progress in attaining 2014 long-term strategic goals and quantitatively by the degree to which mid-year updates were provided.
Board Determination: Goal achieved

Goal: Chairman Goals - This goal relates to effective conduct of Board meetings, including coverage of strategic planning, organizational development, financial and operating performance, risk management and compliance.
Metric: Qualitative review was conducted by the Board of Directors based upon its assessment of Board performance for 2011.
Board Determination: Goal achieved

The only goal that Mr. Keating did not achieve in 2011 was a contract for sale of four (4) of the SH-2G(I) aircraft.

Response - Mr. Denninger's and Ms. Clark's Goals: Mr. Denninger's and Ms. Clark's respective goals were established and approved by Mr. Keating in the first 90 days of 2011, as were the metrics used to evaluate goal achievement. As part of the evaluation process, Mr. Keating assessed whether the respective goals for Mr. Denninger and Ms. Clark were achieved. Mr. Keating presented his review to the Personnel and Compensation Committee along with the recommended scores based on the same 0 to 5 goal rating system described above. The Personnel and Compensation Committee then determined whether to accept or modify Mr. Keating's recommendations.

Mr. Denninger's 2011 Goals -- Mr. Denninger's individuals goals for 2011, the metrics used to evaluate achievement of such goals, and the determination whether a particular goal was achieved are as follows:

Goal: Meet or exceed Profit Plan objectives
Metric: The goal is achieved if the company meets its key operating metrics per the plan.
Determination: Goal achieved

Goal: Implement XBRL and continue preparation for IFRS/Conversion Projects.
Metric: Successfully make first XBRL filings for Quarter 2 and 3 (2011)
Determination: Goal achieved

Goal: Standardize and upgrade our website in furtherance of move from NASDAQ to NYSE
Metric: Implement standardized and upgraded websites for company and business divisions
Determination: Goal achieved

Goal: Expand analysts' coverage
Metric: Obtain coverage in 2011 by two new analysts
Determination: Goal achieved

Goal: Funding for acquisitions
Metric: Provide funding resources and appropriate capital structure in support of acquisition occurring in 2011
Determination: Goal achieved

Goal: Capital improvements
Metric: Complete Data Center, KIT Headquarters and certain Aerospace segment building renovations on time and within budget
Determination: Goal achieved

Goal: Finalize IT direction/game plan for Wichita and KIT
Metric: Establish IT strategy for Wichita and KIT by end of 2011
Determination: Goal achieved

Mr. Rufus Decker
April 20, 2012

Goal: Avoid material weaknesses/significant deficiencies
Metric: Occurrence of no material weaknesses or significant deficiencies
Determination: Goal achieved

Goals that were not completed in 2011 included: (1) establishing a structure/framework for utilization of foreign cash to reduce borrowings; and (2) selling or divesting the Moosup, CT property.

Mr. Denninger successfully completed 8 out of 10 goals in 2011. Mr. Keating recommended and the Personnel and Compensation Committee approved a goal rating of 4 for Mr. Denninger and awarded him an additional 8% of his target award based on completion of the individual goals described above.

Ms. Clark's 2011 Goals -- Ms. Clark's individuals goals for 2011, the metrics used to evaluate the achievement of such goals, and the determination whether a particular goal was achieved included:

Goal: Comprehensive review of Code of Business Conduct (“Code”)
Metric: Finish Code process review and make recommendation to Audit Committee. Draft revised Code.
Determination: Goal achieved regarding completion of review process; implementation of revised Code not completed

Goal: Timely and effective execution of all legal aspects of acquisition/divestiture using fixed or “not to exceed” fee arrangements with outside counsel, and develop and execute acquisition team approach
Metric: Close transactions within the parameters of such arrangements to the satisfaction of operating/corporate management
Determination: Goal achieved with respect to acquisitions supported and completed

Goal: Produce 2011 proxy statement and include Dodd-Frank requirements regarding say on pay and say on frequency proposals
Metric: Production of proxy statement in a timely manner and subsequent approval of the Board's recommendation regarding say on frequency at the Annual Shareholders' Meeting
Determination: Goal achieved

Goal: Continue and evolve implementation of longer-term Law Department structure and staffing needs, and develop a plan for filling gaps in department skill sets
Metric: Hire new attorney with benefits, employment and compensation skills in 2011, and begin to transition various subject area responsibilities
Determination: Goal achieved

Goal: Analyze current Aerospace segment contracts function and make recommendations changes, as appropriate
Metric: Make recommendations to management for departmental reporting/structural changes if determined it would provide more effective use of contracts function for operating management support and transactional protection of the company
Determination: Goal achieved

Goal: Develop and execute more detailed policies and develop/conduct training programs related to export controls and anti-bribery
Metric: Ensure the existence of such policies within each division and conduct at least one training program before the end of 2011
Determination: Goal achieved

Goal: Develop a practical approach to providing useful information on the Legal Intranet and Export Controls Intranet site
Metric: Actual population of the web sites with sample policies, training and instruction manuals, etc. as determined by the end of the year
Determination: Goal achieved

Mr. Rufus Decker
April 20, 2012

Goal: Manage legal costs through use of fixed fee engagements and/or discounted fee arrangement on individual matters and on a consistent basis
Metric: Documentary evidence of consistent use of fixed fee approach for discrete projects and payment of fees consistent with quoted fees
Determination: Goal achieved in all but one transaction

Goal: Analyze and make recommendations for adoption of policies and procedures in response to 2011 SEC regulations regarding whistleblower and clawback aspects of the Dodd-Frank Act
Metric: Development of recommendations and draft policies for approval by the end of year 2011, assuming SEC regulations are issued
Determination: Goal achieved to the extent SEC regulations were issued.

Other goals for Ms. Clark included a Board practices review and visits to selected company facilities, the completion of which were superseded due to focus on completion of the goals listed above.

Based upon Ms. Clark's completion of these 9 individual goals in 2011, Mr. Keating recommended and the Personnel and Compensation Committee approved a goal rating of 5 for Ms. Clark and awarded her an additional 10% of her target award based on completion of the individual goals described above.

Proxy card

SEC Comment: 8. In future filings, please revise your proxy card and voting instruction form to describe the advisory vote in a manner consistent with Exchange Act Rule 14a-21 that clearly informs shareholders that they are providing an advisory vote to approve executive compensation. For additional guidance, please refer to Exchange Act Rules Compliance and Disclosure Interpretations Question 169.07, available at: http://www.sec.gov/divisions/corpfin/guidance/exchangeactrules-interps.htm#169-07.

Company's Response: In future filings, we will revise our proxy voting card and voting instruction form so as to describe the advisory vote to approve named executive officer compensation in a manner consistent with Exchange Act Rule 14a-21 and Exchange Act Rules Compliance and Disclosure Interpretations Question 169.07.

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In connection with this response to the Comment Letter, the Corporation hereby acknowledges:

•	the Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once again, thank you for your comments. If you have any questions, please feel free to call me directly at 860.243.7025.

Sincerely,

/s/ John J. Tedone

John J. Tedone
Vice President, Finance and Chief Accounting Officer
Kaman Corporation

Mr. Rufus Decker
April 20, 2012

cc:     Neal J. Keating, Chairman, President and Chief Executive Officer of Kaman Corporation
William C. Denninger, Executive Vice President and Chief Financial Officer of Kaman Corporation
Jeanne Baker, Assistant Chief Accountant of the Securities and Exchange Commission
Ernst Greene, Staff Accountant of the Securities and Exchange Commission
Chambre Malone, Staff Attorney of the Securities and Exchange Commission
Era Anagnosti, Staff Attorney of the Securities and Exchange Commission